UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement ☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: Qayinara Animation, Inc.

Legal status of issuer
    Form: Corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: July 14, 2023

Physical address of issuer: 1227 Kilham Court, Columbus, OH 43235

Website of issuer: www.gabrielandtheguardians.com

Is there a co-issuer? Yes

Name of co-issuer: Qayinara CF SPV, LLC

Legal status of co-issuer
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: Delaware
    Date of Organization: August 24, 2023

Physical address of co-issuer: 1227 Kilham Court, Columbus, OH 43235

Website of co-issuer: www.gabrielandtheguardians.com

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Type of security offered: Series CF Preferred Stock

Target number of securities to be offered: 300,000
Price (or method for determining price): $1.00

Target offering amount: $300,000

Maximum offering amount (if different from target offering amount): $1,500,000

Deadline to reach the target offering amount: November 1, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 7

	Most recent fiscal year-end	**Prior fiscal year-end***
Total Assets	91,249	$510,972
Cash & Cash Equivalents	91,249	$510,259
Accounts Receivable	$0	$0
Short-Term Debt	$13,000	$13,834
Long-Term Debt	$240,000	$240,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$927,723	-$1,043,821

*Reflects the financial results for the Company, Qayinara Animation, Inc., for the periods noted.

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

THE COMPANY

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

DIRECTORS AND OFFICERS OF THE COMPANY

Name	Position and Offices held at the Company	Principal Occupation	Term of Office
Jason A. Moody	Director, President	Director, President of the Company	July 14, 2023 – Present
J. Bradley Gibson	Director, Vice President	Director, CEO	July 14, 2023 – Present
Al Moore	Director, Vice President	Director, Vice President	July 14, 2023 – Present
Patrick D. McCarthy	Director, Secretary	Director, Secretary	July 14, 2023 – Present
David Cunningham	Director, Treasurer	Director, Treasurer	July 14, 2023 – Present
Jeff Chilcoat	Director, General Counsel	Director, Vice President	July 14, 2023 – Present

Maria Alicia Dizon Manuel	Director	Director	July 14, 2023 - Present

Biographical Information:

Jason A Moody: Animated Series Creative Director for Sid Roth's "Supernatural Sid," Jason started his career as an indie comic book creator with the miniseries, "Scarlet Veronica," releasing nationwide where comics are sold. Moving into the innovative tech and learning space, Jason has over 15 years of experience working in interactive media and UI, web apps, Virtual/Augmented reality and innovations, working with companies such as JP Morgan Chase, 5Wits, Epic Games grant winner Lunar Lunchbox and more. As a kid, Jason drew Colossul Studios logos in his sketchbook, dreaming of starting an animation studio and has been working toward that goal ever since.

For the past 3 years, Jason has held the title of Creative Director at Messianic Vision and Senior Media Developer at J.P. Morgan Chase and Executive Producer of Gabriel and the Guardians.

J. Bradley Gibson: A native of central Ohio and a 1982 graduate of The Ohio State University, Brad's background includes advertising, counseling and small business ownership. After several years in media and advertising sales, his interests turned toward financial services in 1992, and he became a founding partner at Ascend Advisory Group in Dublin, Ohio.

In 2009, what began as a weekend interest helping out the son of a close friend turned into the fulltime responsibility of providing business management services to global touring & recording artist, Twenty One Pilots. In 2011, Brad founded Sound Capital Management LLC, and today has its offices on Music Row, working with a few select bands, artists, and songwriters.

Brad has also served on various non-profit boards for the past 20 years, including Housing Services Alliance, Inc., VisionTrust International, and Blood:Water Mission in Nashville. Brad and his wife Ginger have four children and four grandchildren, and make their homes in Nashville, TN and Galena, OH.

For the past 3 years, Brad has been owner of Sound Capital Management LLC.

Al Moore: Producer, shot finaling supervisor, FX animator, and 2D animation specialist. Albert has 33+ years of experience in television, feature film and visual design experience. This includes 14 years of experience in traditional 2d animation at Walt Disney Animation Studios. During his time there he worked during Disney's second golden age of animation on the following titles, The Prince and the Pauper, Trail Mix Up, The Lion King, Pocahontas, The Hunchback of Norte Dame, Runaway Brain, Mulan, Tarzan, How to Haunt a House, John Henry, Lilo and Stitch, The Little Match Girl and Brother Bear. He has also worked for eleven years in episodic television while contributing to five seasons of the Superbook television series as well as two years on the television series GizmoGO!

For the past 3 years, Al has been Compositing Supervisor at The Christian Broadcasting Network and Executive Producer of Gabriel and the Guardians.

Patrick D. McCarthy: Pat McCarthy's experience comes from a non-traditional path to the practice of law, including a 24-year business career in broadcasting management and sports administration, representing various properties including Ohio State University, NFL, NASCAR, and Open Wheel Racing, and PGA, LPGA, NFL, and MLB. The son of two educators, and a lifelong love of learning, led Pat to earn multiple bachelor's degrees from Ohio State University in Communications, Business Marketing, Theatre and Film, as well as his Juris Doctor from Capital University Law School, all while attending part-time in the evenings. His practice area focuses on sports and entertainment law and the athletes' and artists' associated intellectual property, contracts, estates, and complex civil litigation. He is an Adjunct Professor of Law at the Moritz College of Law at Ohio State University where he teaches Sports Law and has previously taught college courses in Music Law. He is licensed in Ohio, the Southern District Court of Ohio, as well as the Sixth Circuit Court of Appeals, the Southern District of New York and the State of Minnesota.

McCarthy is a cancer survivor and has lived on three continents and in five states. He also can count on one hand the home Ohio State football games he has missed since Archie was a senior. He enjoys any kind of live theatre, backpacking on the Appalachian Trail and playing in the "Over-40" ice hockey league. He says, "his wife of 40 years and their two adult children, along with two spoiled Golden Retrievers, are the best part of [his] life."

For the past 3 years, Patrick has been an attorney at Chilcoat Law LLC.

David Cunningham: Writer, creator, and producer. David has 8 years of experience in animation development and production with over 50 screen credits on such shows as Superbook, GizmoGO!, and The Wingfeather Saga (as a production supervisor). Over his career, he has worked through all stages of production from pre-production to post-production. David has written episodes, voiced characters, supervised numerous departments, managed large teams of artists, and co-created the animated series GizmoGO!. In 2017, David received his Master of Fine Arts degree from Regent University and has served as a judge for BEA Festival of Media Arts between 2019 and 2022. In 2021, David published his debut fiction novel, Marco Swift and the Mirror of Souls, to stellar reviews.

For the past 3 years, David has been Production Supervisor at Toothy Cow Productions (not an officer or director) and Executive Producer of Gabriel and the Guardians.

Jeff Chilcoat: Jeff founded Sterling Sports Management in 1997 when it became clear that representing professional athletes was becoming an ever-increasing part of his legal practice. In addition to his business law experience, Sterling's clients benefit from the broad and valuable set of skills Jeff obtained from his earlier experience as a successful entrepreneur. Jeff also owns Chilcoat Law which provides representation to different entertainment individuals and properties.

Jeff serves his sports and entertainment clients in areas such as contract negotiation, marketing, and public relations. In addition, the strength of his relationship building skills has helped him secure hundreds of sponsorship and endorsement opportunities for the firm's athletes. Jeff is also known for being innovative and thinking "out-of-the-box" to bring non-traditional companies and brands into the sports sponsorship arena.

Jeff received his Bachelor of Arts degree in History from The Ohio State University and his Juris Doctor from Capital University. Jeff is married with 3 children and is active in his community in many ways including coaching youth soccer, advising the Young Life Campaign and serving at his church.

For the past 3 years, Jeff has been owner of Sterling Sports Management, LLC and Chilcoat Law LLC.

Maria Alicia Dizon Manuel: Managing Director, Head of Production, Head of Business Development, Overseas Supervisor, Alice has more than 30 years of experience in the animation industry. She started her career in Fil-Cartoons Philippines, a subsidiary of Turner Broadcasting at that time and then travelled to India and Malaysia, became one of the pioneers for the animation industry in these countries, grooming the studios to deliver global quality animation and be competitive in the international marketplace. She has produced thousands of hours of animation shows and her screen credits include shows for Cartoon Network, Disney, Warner Bros, Hasbro, Tencent, Pocket.watch, Oddbot, among others. Also, she was a Juror for Animation, at the International Emmys, in 2018 & 2019.

For the past 3 years, Alice has been the Managing Director at Xentrix Toons and Overseas Supervisor of Gabriel and the Guardians.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder No. and Class of Securities	Now Held % of Voting Power Prior to Offering
Al Moore – Held by Vicious Ferret Films, LLC, which owns 30.66% of Colossul Studios, LLC which owns 89.41% of the voting power of the issuer. 2,912,700 Shares 27.41%	
David Cunningham - Held by Clumsy Llama, LLC, which owns 30.66% of Colossul Studios, LLC which owns 89.41%	of the voting power of the issuer. 2,912,700 Shares 27.41%

No other individual beneficially holds more than 20% of the voting power of the issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

GABRIEL AND THE GUARDIANS

Qayinara Animation, Inc. (the "Company") was formed as a Delaware corporation on July 14, 2023 and is primarily engaged in producing *Gabriel and the Guardians* (the "Series") and building the brand of the Series, including but not limited, creating the animated series and the manga (a Japanese comic book/graphic novel) relating to the Series, pursuing licensing, merchandising, publishing, AR/VR, gaming, and related spin-off opportunities. The animated Series will be distributed through Angel Studios. The manga comic series will be produced and distributed by Rippaverse Publishing, LLC. An exclusive publishing agreement was executed in February, 2025 between Qayinara Animation, Inc., Angel Studios, and Rippaverse Publishing, LLC. The company is engaged in producing Season 1, pre-production on the manga comic related to the Series, and actively seeking funding to fully complete production on all 13 episodes of Season 1. As of January, 2025, Toonz Media Group is no longer involved in distributing the Series.

Season 1 is partially complete. Episode 1 of the Series was released on Angel Studios Guild platform on February, 12, 2025. The company continues to actively seek funding for the remaining 12 episodes of season 1.

The Series will be distributed through Angel Studios and made available on their streaming platform app. The Angel Studios app will encourage viewers to engage in Angel's "Pay It Forward" model, where people pay for the next viewer's stream. The Series will also exploit Angel Studios paid Guild platform, which employs a revenue sharing model based on viewership and subscriber count. Angel Studios will also navigate sales and licensing deals with other platforms and distributors who would be interested in distributing the Series as well.

Our **leadership team has over 73 years of experience** in animation, having worked on such titles as *The Lion King, Mulan, Lilo and Stitch, Winnie the Pooh, Tom & Jerry, Rick & Morty, Superbook*, *Supernatural Sid*, and *The Wingfeather Saga,* to name a few.

We believe that our unique blend of ancient Hebrew scriptures, epic fantasy, and high-quality anime will produce a product that attracts a wide market similar to *Avatar: The Last Airbender.*

Inspired by the ancient wonders in the book of Genesis, Gabriel and the Guardians is an epic anime fantasy that tells the journey of Gabriel, a Celestial being from an unseen realm, who collides with mortals and dark giants in a battle for destiny and light.

Anime is currently the most profitable genre in the world[1] and Gabriel and the Guardians hopes to be the first crowd-owned anime series in history. [1]
Unlike the dark undertones of many popular anime series, Gabriel and the Guardians is a story of hope and goodness. Gabriel and the Guardians will blend the wonder and world-building of *Avatar: The Last Airbender* with the fun and adventure of *Dragon Ball* and the themes and values of *The Chronicles of Narnia*.

The filmmakers behind this series have worked on some of Disney's biggest blockbusters including *The Lion King*, *Mulan*, and *Tarzan*.

Is Anime Worth All The Hype?

If you're unfamiliar with the cultural phenomenon of anime, let us enlighten you. Anime is a style of Japanese film and television animation that has swept the globe. Think *Pokemon*, *Dragon Ball*, and *Avatar: The Last Airbender*. The recent surge in anime popularity is thanks to the pandemic blockbuster *Demon Slayer the Movie: Mugen Train*, which grossed $504 million worldwide[2]. According to Parrot Analytics, global demand for anime has grown 118 percent within the past few years, making it one of the fastest-growing genres ever with a total market value of $22 billion. In 2021, over half of all Netflix subscribers worldwide watched anime

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[1] [1] Comicyear.com "The Rise of Japanese Anime: The Most Profitable Genre in the World, by Raul Asensi, May 17, 2022.
[2] Screenrant.com "How Demon Slayer's Movie Success Could Create a Bonus Cartoon Win" Jonathan Creffield, June 26, 2022.
[3] Parrotanalytics.com "Anime becomes one of the fastest-growing content genres in the past two years" January 10, 2022.

content and 9 out of 10 Gen Z kids watch anime.[3]

Our relationship with Angel Studios gives us the flexibility to collaborate with various distributors for worldwide distribution. Although we cannot guarantee specific outcomes, the Company is actively exploring options with several distributions that have extensive international reach. Even though our show draws inspiration from Hebrew Scriptures, it is not overtly religious. We intend to target religious and non-religious audiences alike to reach a broad market, which could be facilitated by those distributors with whom we are currently in discussion.

Popularity of Manga

Not only is *Gabriel and the Guardians* an anime series, but it will be published as a manga book series as well. Qayinara Animation, Inc. signed an exclusive manga publishing contract with Rippaverse Publishing, LLC in February, 2025. Rippaverse will produce and distribute the manga comic series through their unique platform and partnerships. The rise of manga—Japanese comics—has skyrocketed in popularity within the last few years, with 15% growth globally and even higher in the United States.[4] Some experts predict that the global manga market will be just as big as the global anime market by 2032. According to data, the manga market has grown 27 times faster than the print book market since 2019, propelling it to an $11 billion industry.[5]

While manga and anime once appealed to a niche fan base, there's been a global embrace and demographic shift in anime culture, particularly in the United States. Notably popular among teens, anime's dynamic storytelling, world-building, and creativity has finally found a home in mainstream media. Our hope is that Gabriel and the Guardians will add to the momentum.

Between the incredible growth of both the anime and manga industry, this could be a great time for a series like *Gabriel and the Guardians* to take off and take hold of hearts around the world.

A New Future For Anime

While many of the most popular anime series right now are thematically dark and somber, *Gabriel and the Guardians* is a breath of fresh air in the anime world due to its themes of light and goodness. Inspired

by the Torah, the first five books in the Old Testament, this anime-style series tells the story of a group of angelic heroes who fight to protect humanity from the forces of darkness.

Gabriel and the Guardians combines the best of anime-style action and adventure with deep wisdom and hope that will captivate audiences of all ages, especially teenagers. Drawing inspiration from classics like *The Lord of the Rings* and *The Chronicles of Narnia*, as well as modern favorites like the Marvel Cinematic Universe and *Avatar: The Last Airbender*, this series is a unique blend of fantasy and adventure. *Gabriel and the Guardians* brings together the best of both worlds, offering a thrilling and action-packed ride that also has something important to say.

With stunning animation, unforgettable characters, and a story that will keep you on the edge of your seat, *Gabriel and the Guardians* is the perfect show for anyone who loves anime, fantasy, and Biblically inspired storytelling.

The Wonders of Genesis

Unlike nearly all existing anime series that are inspired by eastern scripture, including Asian mysticism,

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[4] Polaris Market Research "Manga Market Share, Size, Trends, Industry Analysis Report, By Content Type (Printed and Digital); By Distribution Channel; By Genre; By Audience; By Region; Segment Forecast, 2023-2032" January 2023.
[5] NPD.com "Manga's Moment" March 13, 2023.

Buddhism, and Taoism, we believe that *Gabriel and the Guardians* is the first anime series whose storytelling is rooted in Judeo-Christian philosophy. Inspired by the Torah and the morals found in ancient Hebrew texts, this series emphasizes justice, goodwill, and charity and aims to instill a sense of indomitable hope in the rising generation.

Amidst the streaming boom, there are very few shows based in scripture and designed to inspire teenage audiences. *Gabriel and the Guardians* hopes to remedy this deficit by inspiring viewers with its underlying themes of identity, destiny, and the power of choices, encouraging audiences to reflect on their own lives and embrace their own potential for greatness.

Angel Studios Model

Though investing in movies and TV series is incredibly risky, and a return on investment can never be guaranteed, we've observed a steady track record of the anime genre's performance over the years. TV series such as *Avatar: The Last Airbender*, *Dragon Ball Z*, and *Attack on Titan* have achieved significant financial returns.* These kinds of series often become classics, proving the test of time, and creating more downstream revenue for years to come. We will bring this epic animated series to life in a way that traditional Hollywood has never done before, utilizing the innovative model of Angel Studios.

While many of the Angel Studios projects have not provided profits to investors at this time, Angel Studios has proven that profits are possible and several Angel Originals have already resulted in investment returns for audience members who invested in the projects. *The Chosen* commenced a distribution of their investors' original investment, plus 20%, and, most recently, *His Only Son* and *Sound of Freedom* both began paying back their respective P&A debt investors a repayment of their original investment, plus 20%.*

The Company entered into a content distribution agreement with Angel Studios whereby the Company has agreed to a revenue sharing arrangement after the recoupment of certain costs and certain deductions. The intent of the content distribution agreement is to provide investors with a percentage of net licensing revenues on an ongoing basis until such time as the investors receive a return of their capital investment, plus 20% (the "Investor Breakeven"). The revenue sharing arrangement with Angel Studios will adjust automatically once the investors receive the Investor Breakeven. Notwithstanding that fact, prospective investors should note that, as a fundamental aspect of our growth strategy, we intend to reinvest a substantial portion of our revenue into the further production of the Series and associated revenue-generating activities, such as marketing efforts, distribution expansion, merchandise development, and other initiatives aimed at maximizing the reach and impact of the Series. Prospective investors should be aware that due to our commitment to reinvestment, the realization of financial returns, if any, may be deferred over a period of several years.

*Success in other projects does not guarantee success of *Gabriel and the Guardians*. Investing in these early-stage companies involves a high degree of risk including the possibility of the total loss of your investment, and there is no guarantee of any return. You should consult with your advisors prior to making an investment decision. Additionally, we are characterizing *The Chosen, His Only Son*, and *Sound of Freedom* as successes because of the number of views they received and because of the revenue they generated, not based on profit. These projects are 3 of the 15 projects that have raised money through Angel Funding to date. The success of these projects does not guarantee the success of this project.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky: **Risks**

Related to the Company and our Business

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable episodic television series, and the Manga relating to the same, using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

The production of the Series will require many other highly-skilled creative and production personnel, including but not limited to, cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians, and actors. Although the Company expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Series. Replacing key talent could delay production or reduce the quality of the Series, which would impair the Company's revenue. Also, many of these positions will require the Company to hire members of unions or guilds. As a result, the Company's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Series and significantly increase costs. In addition, as a result of utilizing employees or contractors that are part of unions or guilds, the Company is subject to the significant risk of strikes or labor stoppages that may have a substantial negative impact on its operations, as well as risk from changes to current or future collective bargaining agreements that may have a substantial negative impact on its operations.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of the Securities to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a television series, and the competitive environment in which the Company intends to operate. Although these risks are wide-ranging, among them are the regulatory risks involved in operating a fully remote animation studio with employees and contractors located across multiple jurisdictions, with such regulatory risk including but not limited to the risks associated with potentially failing to meet various business and operating license compliance requirements across multiple jurisdictions, potentially failing to meet various employment and payroll requirements, and other regulatory risks that may subject the Company to enforcement actions or litigation. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Our officers control the Company and we currently have no independent directors.

A majority of our executive officers are also currently members of Colossul Studios LLC, which holds a majority of the voting power in the Company. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. We also do not currently benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, and having extra checks and balances to prevent fraud.

The Company's success primarily depends on the successful production and distribution of a single episodic television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will only produce the *Gabriel and the Guardians* project, and the Manga related to the same, and create additional content and merchandise based upon the Project. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing television series and films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Because the television industry business is highly speculative, the Company may never achieve profitability.

The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such products primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Company's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, marketing, and distributing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, marketing, and distribution of the Series is complete, revenues from the Series are likely to decrease over time.

The Series will be subject to the risks associated with the production and distribution of a television series.

Production and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts.

For example, it could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from the Force Majeure Events that are deleterious to our Company, which we have not yet considered.

General economic conditions can materially impact our business.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Series.

Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect us. The commercial success of a television series depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Series or our ability to implement our business strategy.

The Company intends to distribute the Series on Angel Studios, Inc.

The Company has a license agreement to distribute the Series through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company's success is primarily dependent on distributor agreements with global reach.

Although the Company has a license agreement to distribute the Series through Angel Studios' streaming platform, the Series' success is significantly contingent on our ability to secure agreements with additional distributors that possess a substantial global reach. Failing to establish and maintain such partnerships exposes our venture to several critical risks, including:

- Limited Audience Exposure: Without distribution agreements with global reach, our Series may only be accessible to a limited audience. This lack of exposure could hinder the Series from reaching its full potential in terms of viewership and revenue generation.

- Reduced Revenue Potential: A distribution network with global reach typically offers access to diverse markets, allowing for greater revenue potential through licensing, syndication, and advertising deals. Failing to secure these agreements could lead to missed opportunities for monetization.

- Competitive Disadvantage: In the highly competitive entertainment industry, other content producers may have already established partnerships with global distributors. This could put us at a disadvantage, as competitors may reach a wider audience and secure more lucrative deals.

- Financial Viability: The success of the Series depends not only on creative excellence but also on its financial sustainability. Without strong distribution agreements, our ability to secure financing, sponsorships, and advertising may be compromised, jeopardizing the overall financial viability of the Series.

- Market Expansion Challenges: Expanding our Series into international markets becomes significantly more challenging without established distribution partners. Adapting content, navigating local regulations, and marketing effectively in foreign regions require the expertise and resources of global distributors.

- Brand Recognition and Longevity: Global distribution agreements can help build brand recognition and ensure the longevity of our Series. Without these agreements, sustaining interest in our content over the long term may prove challenging, potentially leading to the premature decline of our brand.

Mitigating these risks necessitates a strategic approach to negotiating and maintaining distribution agreements with global partners. This may include diversifying our distribution network, ensuring contractual protections, and continuously monitoring market dynamics to adapt to changing distribution trends. It is imperative that we proactively manage these risks to enhance the likelihood of our animated series achieving its full potential and long-term success.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer shares in the Company to key production personnel (such as producers, writers, actors, and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

The Company intends, but does not currently, maintain key man life insurance.

The Company intends to carry key man insurance on certain executive officers/directors of the Company. Although dependent on key personnel, the Company will not maintain key man insurance policies on every officer or director. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such persons could negatively affect the Company.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate group with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $1,500,000 towards the production of Season 1 of the Series. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards marketing and production.

If the Company raises less than the maximum offering amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms preferable to the company or investors, or the Company will be required to reduce its production and marketing budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing shareholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay profit distributions, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Substantial delays between the completion of this Offering and the production of the Series may cause the Company's expenses to be increased and it may take the Company longer to generate revenues.

The Company cannot be certain when it will begin production of the Series. Any actor playing a leading role, and other members of our production team, will need to complete, delay or abandon other potential obligations before production of the Series will begin. While the Company intends on beginning production of the Series as soon as practical after sufficient proceeds are raised, the Company has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Series. Therefore, the Company has no way to predict the availability of its principal cast and creative staff.

Budget overruns may adversely affect the Company's business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, data breaches, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or financial results.

Production of an animated television series is a time consuming process.

Upon completion of this Offering, we intend to commence production of the Series. The production and distribution of an animated television series is a time consuming process. Distribution and exhibition of television series may continue for months or years before any revenue is realized or generated, if at all.

The premature abandonment of projects may result in losses to investors and impair our overall results of operations.

The production and distribution of our Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of our Series, including funds expended in connection with the development of any screenplays and pre-production of the Series.

In the event that we determine that it is in the best interest of our shareholders to abandon a project, it is unlikely that we will be able to recoup any of our costs.

The Company's success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Series. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films or shows otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Furthermore, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding the initial advertisements related to this Offering. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc. includes the inclusion of our valuable intellectual property, including the Series, as collateral. While this arrangement provides us with the necessary funds to support our business operations and growth initiatives, it also exposes us to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of our intellectual property, which could have severe implications for our business. Losing control over our intellectual property could undermine our competitive advantage and impair our ability to develop, market, and protect our products and services. Additionally, if Angel Studios, Inc. forecloses on our intellectual property, we may face difficulties in making distributions to investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to our reputation. While we have implemented measures to mitigate the risks associated with the Campaign Booster Loan and Security Agreement, including maintaining adequate financial reserves and diligently fulfilling our repayment obligations, the possibility of default and the potential foreclosure of our intellectual property remains a significant risk that investors should consider.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

We may enter into related-party transactions.

The Company may enter into transactions with related parties with respect to the creation, production, marketing and distribution of the Series. Transactions with related party may be created on different and less favorable terms to the Company than the Company may have been able to receive had the Company transacted with an unrelated party.

There is a high cost of acquiring buyers for diversified income streams.

The Company recognizes the importance of diversifying its income streams beyond distribution of the Series, such as through ventures like merchandising. While this approach presents opportunities for revenue growth and reduced dependency on a single revenue source, it also comes with inherent risks, particularly related to the cost of acquiring buyers for these new streams of income.

Acquiring a customer base for new income streams, such as merchandising, involves substantial financial outlays. These costs are associated with various aspects of customer acquisition, including marketing, advertising, distribution, and customer engagement. The Company's ability to effectively penetrate new markets and resonate with a different set of consumers through merchandising efforts may necessitate significant investments in targeted marketing campaigns, branding initiatives, and distribution channels.

Additionally, the competitive landscape in the merchandising and other diversified sectors may intensify the challenges of buyer acquisition. The need to stand out in a crowded market, compete with well-established players, and capture the attention of consumers who may not have a previous connection to our core business activities could elevate costs beyond initial projections.

The timing of income generation from these diversified streams could also be uncertain. There may be a lag between the initial investment in acquiring buyers and the realization of meaningful revenue from these efforts. This delay could impact short-term financial performance and strain available resources. The Company's ability to effectively manage and control these acquisition costs while generating meaningful and timely returns from these diversified ventures will be crucial to our overall financial health and success.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the offering. All communications sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters."

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means investors will invest in Qayinara CF SPV, LLC, becoming a member of the Crowdfunding SPV, and then the Crowdfunding SPV will purchase the Series CF Preferred Stock in the Company. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series CF Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the Crowdfunding SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications.

You will be relying on us, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in the section entitled, "Ownership and Capital Structure." The Crowdfunding SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. There could be delays, complications, and unexpected risks in that process.

Investors will own non-voting Series CF Preferred Stock and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Series CF Preferred Stock in the Company by way of the Crowdfunding SPV. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Voting control is primarily in the hands of a single entity, Colossul Studios LLC. Subject to any fiduciary duties owed to owners or investors under Delaware law, Colossul Studios LLC may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. The concentration of ownership could delay or prevent a change of control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Colossul Studios LLC could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Unlike holders of the Series Seed Preferred Stock, the Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder (or member of the Crowdfunding SPV), in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control of the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

Investors may experience dilution in the future if the Company raises additional shares.

If the Series is successful, the Company may, in the sole discretion of the Company's board of directors, authorize and issue additional shares to raise additional capital to fund subsequent seasons of the Series. Any such issuance would dilute the ownership percentage of investors in our Company, including investors in this Offering.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering Price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure.

These prices do not necessarily reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

OWNERSHIP AND CAPITAL STRUCTURE

13. Describe the terms of the securities being offered:

The Company is offering Series CF Preferred Stock in this Offering (the "Securities"). The Securities will have a "preferred return" of 120% of the investor's full investment before the holders of Common Stock receive any profit distributions. This means that investors will receive a return of their capital investment plus 20% before any distributions are made to common stock holders.

As an investor in this Offering, you will be purchasing membership interests in the Crowdfunding SPV, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Crowdfunding SPV is purchasing the following Securities:

> Series CF Preferred Stock
> Price per share: $1.00

The Securities have no voting rights (either with regard to actions by the Crowdfunding SPV or the Company's Series CF Preferred Stock held by the Crowdfunding SPV). The rights of the Series CF Preferred Stock may be changed by an amendment to the Company's Certificate of Incorporation, as amended, and investors do not have the right to vote on any such amendment.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Limited Liability Company Agreement of the Crowdfunding SPV, the investors holding Series CF Preferred Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.

The following description summarizes certain important terms of the Series CF Preferred Units of the Company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the Members holding Series CF Preferred Units may be found in the Limited Liability Company Agreement of the Crowdfunding SPV.

16. How may the terms of the securities being offered be modified?

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other Offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred: (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	12,000,000	10,000,000	Yes	Right to appoint seats on the Board of Directors.
Series CF Preferred Stock	5,000,000	555,739	No	Preferred return of 120% before Common Stock distributions
Series Seed Preferred Stock	5,000,000	2,500,000	Yes	Preferred return of 120% before Common Stock distributions The holders of Series Seed Preferred Stock are afforded certain "protective" rights, which are summarized in the immediately following paragraph.

The Company may not take any of the following actions without receiving the vote or written consent of the holders of the Series Seed Preferred Stock:

(a) alter the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

(b) issue any additional shares of Common Stock to the holders of Common Stock; (c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consulting agreements);

(d) increase or decrease the number of directors of the Company;

(e) liquidate, dissolve, or wind-up the business;

(f) hire, fire, or materially increase the gross compensation of any officer;

(g) change the principal business of the Company; or

(h) authorize a season budget increase of more than 10% of the budget of the immediately preceding season, plus CPI.

For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of Series CF Preferred Stock do not have voting rights. The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☒ Yes ☐ No

For a complete description of our capital stock, you should refer to our Certificate of Incorporation, Limited Liability Company Agreement of the Crowdfunding SPV, and to the applicable provisions of Delaware law.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this Offering do not control the day-to-day operations of the Company, the principal members of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Series CF Preferred Stock being offered in this Offering was determined solely by the Board of Directors and bears no relation to traditional measures of valuation. We expect that any future valuation will take the same approach.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – the amount for which the assets of the company can be sold, minus the liabilities owed. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value – this is based on an analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e, what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or tradenames, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – this is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return, and so on. However, predictions of the future are not certain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist or private equity firm makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Investors in the Co-Issuer will indirectly hold only non-voting Series CF Preferred Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Each Investor agrees to vote or cause to be voted all Securities (and underlying shares of non-voting Series CF Preferred Stock) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock or Preferred Stock, or a series thereof, as applicable, from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of outstanding convertible securities.

23. What are the risks to purchasers associated with corporation actions including:

● Additional issuances of securities;

If additional issuances are made, the investors in this Offering may become diluted.

● Issuer repurchases of securities;

The Company does not have the right to repurchase the securities.

● A sale of the issuer or of assets of the issuer; or

Because holders of Series CF Preferred Stock do not have the right to vote, the Common Stock holders may vote to sell without the investor's approval. The investors in this Offering have the right to receive a preferred return before the Common Stock holders receive any return.

● Transactions with related parties?

As an investor in the Series CF Preferred Stock, you will not have any rights in regard to the actions of the Company, including company transactions with related parties.

24. Describe the material terms of any indebtedness of the issuer:

The Company entered into an unsecured Promissory Note with Colossul Studios, LLC in the principal amount of $240,000. The Promissory Note accrues interest at the rate of 8.5% per year and has a maturity date of June 14, 2028.

25. What other exempt offerings has the issuer conducted within the past three years?

On August 15, 2023, November 6, 2023, and May 17, 2024, the Company sold 625,000, 1,250,000, and 625,000 shares of its Series Seed Preferred Stock to an investor pursuant to a Rule 506(b) offering under Regulation D. The funds from such offering will be used toward the production of Season 1 and other brand development. The investor is an affiliate of Angel Studios, Inc.

On September 15, 2024, the Company sold a SAFE (Simple Agreement for Future Equity) to a private accredited investor in the amount of $250,000.00. The SAFE will automatically convert into Preferred Stock upon the company's next qualified equity financing event at a 20% discount to the then-current valuation or at a price ceiling (valuation cap) of $0.50 per share, whichever results in a greater number of shares for the investor.

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.

☐ No to all of this.

☒ If yes, for each such transaction, disclose the following:

To David Cunningham, for salary, was paid $104,666. To Jason Moody, for salary, was paid $104,666. To Al Moore, for salary, was paid $104,666. To Maria Alicia Dizon Manuel, for salary, was paid $78,000. All these amounts are fully paid as of December 31st, 2024.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We have been engaged in pre-production on season 1 of the series. This includes scripts for episodes 1 – 10. Outlines for episodes 1 – 13. Voice records for episodes 1 – 6. Concepts and designs for episodes 1 – 6. Storyboards for episodes 1 – 5. Animatics for episodes 1 – 3.

As of April 23rd, 2025 the Company had $8,244 cash on hand.

Without successful completion of additional funding sources, the Company may be unable to continue operations beyond October, 2025.

Please see the attached Audited Financial Statements for the Company for the financials of the Company and the notes on those statements and the certified financials for the Company for 2023 and 2024.

As to the financial statements attached to this Form C-AR filing, dated as of December 31, 2023 and December 31, 2024.

I, Brad Gibson, certify that the financial statements of Qayinara Animation, Inc. included in this Form are true and complete in all material respects.

/s/ Brad Gibson, CEO

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited Financial Statements below under Exhibit A.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

ii. constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the

time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Perks that will be offered:
$250 Become a Member of the Guard, 11x17" poster, exclusive Guardian badge + lanyard, and an event owners-only Gabriel Panel
$500 Get Name in the Season 1 Credits, Trading Cards, Challenge Coin, Event Guardian Prestige Pass

$1,000 Advanced Pilot Animatic Screening, Invitation to Actors' Zoom Recording Session, Limited Edition Lanyard, Limited Edition Trading Cards, Signed 11x17 poster, and Backstage Access at Gabriel Panels

$5,000 – Participate in the Creators' Zoom Meeting, Invited to the premiere, Limited Edition Golden Guard Enamel Pin, Gabriel Owners Loung + Meet & Greet – Photo Op with Creators and/or Cast – GalaxyCon Events Sneak Preview (all subject to availability).
$10,000 – Collaborate with Producers to create a character, invited to premier + green room access – Premiere Meet & Greet with the cast + creators – Red Carpet Access at Premiere (all subject to availability).

All perks that are in-person require the investor to cover their own travel, room, and board.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.gabrielandtheguardians.com

The issuer must continue to comply with the ongoing reporting requirements until: (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

     (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

     (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

     (5) the issuer liquidates or dissolves its business in accordance with state law.